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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *48238*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **January 1, 2003**   AND ENDING   **December 31, 2003**
            (MM/DD/YY)   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ariel Distributors, Inc.

RECD S.E.C.
FEB 2 7 2004
826

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 East Randolph, Suite 2900
               (No. and Street)

Chicago   **IL**   **60601**
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Atkinson   **(312) 612-2649**
                                 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
                          (Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 1800   **Chicago**   **IL**   **60606**
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED

MAR 23 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, **James W. Atkinson**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Ariel Distributors, Inc.** as of **December 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Executive Vice President, Chief Financial Officer, Treasurer
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent Auditing report on internal accounting controls.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARIEL DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

AVAILABLE FOR PUBLIC INSPECTION
(Filed Pursuant to Rule 17a-5(d)
Under the Securities Exchange Act)





Mayer Hoffman McCann P.C.

An Independent CPA Firm

One South Wacker Drive, Suite 1800
Chicago, Illinois 60606
312-602-6800 ph
312-602-6950 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Stockholder

ARIEL DISTRIBUTORS, INC.

We have audited the accompanying statement of financial condition of Ariel Distributors, Inc. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ariel Distributors, Inc. as of December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Chicago, Illinois
February 2, 2004

ARIEL DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

<u>ASSETS</u>

CURRENT ASSETS

Cash	$	1,685,684
Short term investment		1,016,050
Receivable from broker-dealers		1,013,018
TOTAL ASSETS	$	3,714,752

<u>LIABILITIES AND STOCKHOLDER'S EQUITY</u>

CURRENT LIABILITIES

Payable to broker-dealers	$	1,542,213
Due to affiliated company		1,389,172
TOTAL CURRENT LIABILITIES		2,931,385

STOCKHOLDER'S EQUITY

Common stock - no par value; 10,000 shares authorized; 8,533 shares issued and outstanding	37,367
Additional paid-in capital	82,000
Retained earnings	664,000
TOTAL STOCKHOLDER'S EQUITY	783,367

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,714,752

See Notes to Statement of Financial Condition

ARIEL DISTRIBUTORS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

(1)   **Organization**

Ariel Distributors, Inc. (the "Company") was incorporated in Illinois on February 24, 1995, for the purpose of underwriting and distributing mutual fund shares. The Company began business on February 27, 1995. The Company earns all of its revenue from the underwriting and distribution of shares of five mutual funds issued by Ariel Investment Trust, a Massachusetts business trust.

(2)   **Related Party Transactions**

On February 27, 1995, Ariel Capital Management, Inc. ("Ariel Capital") transferred $25,000 along with all assets, liabilities, rights and obligations with respect to its broker/dealer business to the Company in exchange for 100% of the shares of the Company's common stock. The Company's common stock was then distributed to the stockholders of Ariel Capital under a tax-free spinoff, with each Ariel Capital stockholder receiving one share of the Company's common stock for every share of Ariel Capital common stock owned. On January 1, 1997, the Company's stockholders contributed their stock to Ariel Capital and, consequently, the Company became a wholly owned subsidiary of Ariel Capital.

As of December 31, 2003, $1,389,172 is owed to Ariel Capital for expenses Ariel Capital paid on behalf of the Company.

(3)   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1) and will be required to maintain minimum capital, as defined under the rule. Under this rule, the Company is required to maintain "net capital" equivalent to $25,000 or 6-2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

(4)   **Use of Estimates**

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(5)   **Short-Term Investment**

The Company considers money market accounts to be a short-term investment.

(6)   **Income Taxes**

For income tax purposes, Ariel Distributors, Inc. is a wholly-owned S corporation subsidiary of Ariel Capital Management, Inc. Therefore, all income or loss generated by Ariel Distributors, Inc. is included in the federal income tax return and Illinois replacement tax return of Ariel Capital Management, Inc. Therefore, no liability for income or replacement taxes has been included in this financial statement.

ARIEL DISTRIBUTORS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

(7)   <u>Concentration of Credit Risk</u>

There is a concentration of credit risk arising from cash balances in excess of federally insured limits of $100,000. Cash in the amount of $1,685,684 is held at Bank One as of December 31, 2003. There is a potential risk of loss of funds in excess of the insurance limit. Management believes that Bank One is financially secure and well capitalized.